SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 OF the Securities Exchange Act of 1934

For the month of June, 2015

(Commission File No. 1-15250)

Banco Bradesco S.A.

(Exact name of registrant as specified in its charter)

Bank Bradesco

(Translation of registrant’s name in English)

Cidade de Deus, Vila Yara
06029-900  Osasco, SP,

Federative Republic of Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F__

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes           No  X

Material Fact

Banco Bradesco S.A. (Bradesco) informs its shareholders and the market in general that, according to Paragraph 6 of Article 6 of the Bylaws, and in compliance with the requirements set forth in Paragraphs 1 and 2 of Article 30 of Law No. 6,404/76 and with Instructions CVM Nos. 10, 268 and 390, of February 14, 1980, November 13, 1997 and July 8, 2003, respectively, the Board of Directors, in a meeting held on this date, resolved:

,

I)         to renew the program to acquire shares issued by the company to be maintained in treasury and subsequent disposal or cancellation, keeping the same quantities, without decreasing the capital stock;

II)   to authorize the Company’s Board of Executive Officers to acquire up to 15,000,000 registered book-entry shares, with no par value, comprised of 7,500,000 common shares and 7,500,000 preferred shares. It is incumbent on the Board of Executive Officers to determine the opportunity and the number of shares to be effectively acquired, within the limits authorized and the duration of this resolution.

For the purposes of Article 8 of mentioned CVM Instruction No. 10, it is specified that:

a)   the objective of the present authorization is the application of existing funds in the “Profits Reserves - Statutory”, available for investments;

b) it shall be valid for the period of 365 days, from June 27, 2015 to June 26, 2016;

c) pursuant to the concept of Article 5 of CVM Instruction No. 10, the Bank has 3,094,597,930 outstanding shares, comprising 663.960.572 common shares and 2,430,637,358 preferred shares; and

d) the acquisition process of these shares shall be undertaken at market price and be mediated by Bradesco S.A. Corretora de Títulos e Valores Mobiliários, with headquarters at Avenida Paulista, 1,450, 7o andar, Bela Vista, São Paulo, SP, and Ágora Corretora de Títulos e Valores Mobiliários S.A., with headquarters at Praia de Botafogo, 300, salas 601 and 301, parte, Botafogo, Rio de Janeiro, RJ;

III)    in case of cancellation of such purchased shares, the Board of Directors shall be responsible for submitting such cancellation to the approval of the General Shareholders’ Meeting, without decreasing the capital stock;

IV)   to register that, pursuant to the authorization granted to the Board of Executive Officers at the Meeting No. 2,219 of the Board of Directors, held on June 24, 2014, it was verified that up to the current date 191.600 common shares and 2.393.318 preferred shares were acquired, which added to the 3.478.332 common shares and to the 10.781.844  preferred shares already in treasury (including the ones derived from the 20% bonus stock process, resolved on March 10, 2015) total 16.845.094 shares that will remain in treasury, and the decision about the sale or cancellation of these shares will be taken timely and reported to the market.

Cidade de Deus, Osasco, SP, June 24, 2015.

Banco Bradesco S.A.

Alexandre da Silva Glüher

Executive Vice President

Should you have any questions or require further information, please contact Mr. Carlos Wagner Firetti, phone 55 11 2178-6201, e-mail: 4823.firetti@bradesco.com.br; Mrs. Ivani Benazzi de Andrade, phone 55 11 2178-6218, e-mail: 4823.ivani@bradesco.com.br; or Mr. Carlos Tsuyoshi Yamashita, phone 55 11 2178-6204, e-mail: 4823.carlos@bradesco.com.br.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bradesco S.A.

Date:   June 24, 2015

By:

Name: Alexandre da Silva Glüher

Title:   Executive Vice President